OMB Number: 3235-0145
                                                      Expires: December 31, 2005



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                         (Amendment No. _____________)*


                            Capitol First Corporation
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   14057T.109
                                 (CUSIP Number)



                                    7/22/2004
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this

                               Schedule is filed:
                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G                                                     PAGE 2
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CUSIP No. 14057T.109
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     (1)  NAME OF REPORTING  PERSON STONE  FINANCIAL  GROUP,  LLC S.S. OR I.R.S.
          IDENTIFICATION NO. OF ABOVE PERSON 36-4423221

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     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY

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     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION       ILLINOIS

--------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER

SHARES            2,000,000
               -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER

OWNED BY       -----------------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER

REPORTING      -----------------------------------------------------------------
PERSON WITH    (8)  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON       2,000,000

--------------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
--------------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)          7.4%

--------------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON      CO

--------------------------------------------------------------------------------

Schedule 13G                                                     PAGE 3
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ITEM 1(a).  NAME OF ISSUER:
             CAPITOL FIRST CORPORATION

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
             7100 W. Camino Real Blvd., Suite 402
             Boca Raton, FL  33433

ITEM 2(a).  NAME OF PERSON FILING:

     This statement is filed by the persons and entities listed below, all of whom together are referred to as the "Reporting Persons":

Stone Financial Group, LLC, an Illinois LLC.

MLS Financial, LLC, an Illinois LLC.

DMS Financial, LLC, an Illinois LLC.

RGS Financial, LLC, an Illinois LLC.

Joel A. Stone, Member, Stone Financial Group, LLC. Mr. Stone's membership interest in Stone Financial is greater than 50% and he controls Stone Financial Group, LLC.


ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:
            630 Dundee Road, Suite 220
            Northbrook, IL  60062

ITEM 2(c).  CITIZENSHIP:
            Stone Financial Group, LLC is an Illinois LLC and Joel A. Stone is a U.S. citizen.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES: common stock


ITEM 2(e).  CUSIP NUMBER:  14057T.109


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          (a)  [ ]   Broker or dealer registered under Section 15 of the Act

          (b)  [ ]   Bank as defined in Section 3(a)(6) of the Act

          (c)  [ ]   Insurance  Company as defined in Section 3(a)(19) of the
                     Act

          (d)  [ ]   Investment  Company  registered  under  Section 8 of the
                     Investment Company Act of 1940

          (e)  [ ]   Investment   Adviser  in   accordance   with  Section
                     240.13d-1(b)1(ii)(E)

          (f)  [ ]   Employee  Benefit Plan or Endowment  Fund in  accordance
                     with Section 240.13d-1(b)(1)(ii)(F)

          (g)  [ ]   Parent  Holding  Company or control person in accordance
                     with Section 240.13d-1(b)(1)(ii)(G)

          (h)  [ ]   Savings  Associations  as defined in Section 3(b) of the
                     Federal Deposit Insurance Act;

          (i)  [ ]   Church Plan that is excluded  from the  definition of an
                     investment company under Section 3(c)(14) of the Investment
                     Company Act of 1940;
          (j)  [ ]   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)


ITEM 4.   OWNERSHIP.
          Two million (2,000,000) shares represents 7.4% of common shares of Capitol First Corporation.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
          Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
          Not applicable.

Schedule 13G                                                     Page 4
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ITEM 10.  CERTIFICATION.  (IF FILING PURSUANT TO SECTION 204.13D-1(C)


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  7/29/04



                                    SIGNED:  /s/ Joel A. Stone
                                             ------------------------------
                                                 Joel A. Stone, Member
                                                 Stone Financial Group, LLC